Exhibit 12-B
                         Atlantic City Electric Company
                         ------------------------------

            Ratio of Earnings to Fixed Charges & Preferred Dividends
            --------------------------------------------------------
                             (Dollars in Thousands)

                                       12 Months
                                  Ended September 30,       12 Months Ended December 31,
                                                       --------------------------------------
                                         1998            1997      1996      1995      1994
                                  -------------------  --------  --------  --------  --------
Net income                               $ 40,242        85,747  $ 75,017  $ 98,752  $ 93,174
                                         --------      --------  --------  --------  --------

Income taxes                               34,224        50,442    36,958    48,277    36,130
                                         --------      --------  --------  --------  --------

Fixed charges:
 Interest on long-term debt                63,133        64,501    64,847    62,879    58,460
 Other interest                             3,435         3,574     4,019     4,364     4,148
 Preferred stock dividend
  requirements of subsidiaries              5,775         5,775     1,428         -         -
                                         --------      --------  --------  --------  --------
Total fixed charges                        72,343        73,850    70,294    67,243    62,608
                                         --------      --------  --------  --------  --------

Earnings before income taxes
 and fixed charges                       $146,809      $210,039  $182,269  $214,272  $191,912
                                         ========      ========  ========  ========  ========

Fixed charges                              72,343        73,850    70,294    67,243    62,608
                                         --------      --------  --------  --------  --------

Preferred dividend requirement              6,862         7,506    14,214    20,839    22,212
                                         --------      --------  --------  --------  --------

                                         $ 79,205      $ 81,356  $ 84,508  $ 88,082  $ 84,820
                                         ========      ========  ========  ========  ========
Ratio of earnings to fixed charges &
 Preferred dividends                         1.85          2.58      2.16     2.43       2.26
                                         --------      --------  --------  --------  --------

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, and the interest factor associated with the Company's major leases. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.

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